December 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Christian Windsor

Re:	Beneficient

Registration Statement on Form S-1

Filed October 26, 2023

File No. 333-275174

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 7, 2023, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 26, 2023. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form S-1 filed on October 26, 2023

General

1.	Please disclose where appropriate any ownership of GRID Holding Co or GRID at Mesa by any of your significant shareholders, board members or affiliates, including Mr. Heppner or Mr. Hicks.

Response: The Company advises the Staff that none of the Company’s significant shareholders, board members or affiliates, including Mr. Heppner or Mr. Hicks, have an ownership interest in the GRID Holding Co. LLC or the GRID at the Mesa, LLC.

Prospectus Summary

Credit Agreement, page 7

2.

Please tell us, and revise your disclosure as appropriate, whether the 97.5% of the equity interests held by The EP-00117 Custody Trust represents a significant percentage of the entire Customer ExAlt Trust.

Response: The Company advises the Staff that as of September 30, 2023, the 97.5% of the equity interests held by the EP-00117 Custody Trust represented approximately 44.9% of all assets held by the Customer ExAlt Trusts. The Company has revised the disclosures of pages 8 and 68 of Amendment No. 1 to disclose such information.

Haynes and Boone, LLP	2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

December 4, 2023

Preliminary Financial Information for the Three and Six Months, page 9

3.

Please revise your disclosure about expected goodwill impairment to distinguish between the disclosed impact of the write down in the net asset value of the interests in the GWG Wind Down Trust held by you and any other impairments (e.g., your disclosure in Note 16 to the interim financial statements for the three months ended June 30, 2023 that the Ex-ALTS trust is exposed to interest rate risk).

Response: The Company advises the Staff that it has removed the preliminary financial and operational results from Amendment No. 1, which were originally included as preliminary results for the six months ended September 30, 2023. The Company has revised Amendment No. 1 throughout to include its final unaudited consolidated financials for the same period and quantified the loss on the GWG Wind Down Trust interests for such period on page 102 of Amendment No. 1.

Risk Factors

We may not be able to maintain our listing on Nasdaq, page 72

4.

We note that your common stock has been trading at less than $1.00 since October 17, 2023. Please revise your risk factor to explain how this and your actual number of nonaffiliated shareholders affects potential delisting from Nasdaq.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure the cover page and on pages 10, 73, and 83 of Amendment No. 1 to disclose that on November 28, 2023, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that, for the previous 30 consecutive business days, the closing bid price for the Company’s Class A common stock had been below the minimum $1.00 per share required for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). The Company has also revised the disclosure on pages 73 and 74 of Amendment No. 1 to disclose the risks related to this notice and the risks of a potential delisting.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 151

5.

On page 152 you state that “[you] expect to satisfy [y]our obligations and fund [y]our operations for the next twelve months through anticipated operating cash flows, proceeds on ExAlt Loan payments...“ Please revise your disclosure to clarify whether the Credit and Guarantee Agreement with HH-BDH impacts your ability to meet your expected funding needs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 162 of Amendment No. 1 accordingly.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

December 4, 2023

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer
Gregory W. Ezell, Chief Financial Officer
James G. Silk, Esq., Chief Legal Officer
David B. Rost, Esq., General Counsel
Logan Weissler, Esq., Haynes and Boone, LLP
Alexa Cooper, Esq., Haynes and Boone, LLP